UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018.

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Officer

On June 10, 2018, Bin Liu tendered his resignation as Chief Risk Officer of AGM Group Holdings Inc. (the “Company”), effective June 15, 2018. Mr. Liu’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

The resignation was approved by the Board of Directors of the Company on June 13, 2018. The Company has decided that the position is not necessary and does not expect to appoint successor to this position.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Correspondence of Bin Liu’s Resignations as Chief Risk Officer, dated June 10, 2018

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2018	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name: Title:	Wenjie Tang Chief Executive Officer and Director

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